NO ACT

PE
2-27-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09004302

Received SEC

MAR 0 2 2009

Washington, DC 20549

March 2, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-2-09

Philip T. Warman
Associate General Counsel
Spectra Energy Corp
P.O. Box 1642
Houston, TX 77251-1642

Re: Spectra Energy Corp

Dear Mr. Warman:

This is in regard to your letter dated February 27, 2009 concerning the shareholder proposal submitted by the California State Teachers' Retirement System for inclusion in Spectra Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Spectra Energy therefore withdraws its December 24, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Anne Sheehan
Director, Corporate Governance
California State Teachers' Retirement System
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826

Spectra Energy Corp
5400 Westheimer Court
Houston, TX 77056-5310
713.627.5400 main

Mailing Address:
P.O. Box 1642
Houston, TX 77251-1642

Spectra Energy

February 27, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Spectra Energy Corp No Action Letter

Ladies and Gentlemen:

We hereby withdraw the no-action letter, dated December 24, 2008, submitted by Spectra Energy Corp. The withdrawal of our no-action request is due to the Proponent's withdrawal of its stockholder proposal, a copy of which is attached hereto.

Thank you for your attention in this matter.

Sincerely,

/s/ Philip T. Warman

Philip T. Warman
Associate General Counsel
713-627-5385

Attachments

CALSTRS
HOW WILL YOU SPEND YOUR FUTURE?

California State Teachers'
Retirement System
Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826
(916) 229-3721 Fax (916) 229-3299
asheehan@calstrs.com

February 26, 2009

Patricia M. Rice
Vice President and Corporate Secretary
Spectra Energy, Corp.
5400 Westheimer Court
Houston, TX 77056

Dear Ms. Rice,

Pursuant to the agreement between the California State Teachers' Retirement System ("CalSTRS") and Spectra Energy, Corp. (the "Company") confirmed by your February 10, 2009 letter ("Letter"), CalSTRS hereby withdraws its shareholder proposal submitted pursuant to Rule 14a-8 for inclusion in the Company's 2009 proxy materials. The terms of this agreement are fully set forth in the Letter, a copy of which is enclosed.

Sincerely,

Anne Sheehan
Director, Corporate Governance

Enclosures

Spectra Energy Corp
5400 Westheimer Court
Houston, TX 77056

713.627.5400 main

Mailing Address:
P. O. Box 1642
Houston, TX 77251-1642

Spectra Energy.

(713) 627-6112 Office
(713) 386-4263 Facsimile

Patricia M. Rice
VP & Corporate Secretary

February 10, 2009

California State Teachers' Retirement System
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826
Attention: Anne Sheehan
Director Corporate Governance

By Fax: (916) 229-3299

Dear Ms. Sheehan,

I received your letter dated January 29, 2009 regarding discussions with respect to the shareholder proposal recently submitted to Spectra Energy by CalSTRS. Based on our understanding that CalSTRS will formally withdraw its proposal, Spectra Energy agrees to the items set forth in your letter, which are as follows:

(1) Spectra Energy will include in its 2010 Sustainability Report, a report concerning the feasibility of the adoption by Spectra Energy of quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from Spectra Energy's operations; and

(2) Spectra Energy will publicly disclose the results of its greenhouse gas emissions data assessment for 2008 prior to December 31, 2009 and will include in such disclosures a comparison to similar results for 2007. It is understood that such public disclosure may be included in a response provided by Spectra Energy to the Carbon Disclosure Project.

I also understand that representatives of Spectra Energy have been in contact with Brian Rice of CalSTRS for the purpose of creating a dialogue between our companies with respect to these issues. We look forward to working with CalSTRS in the future and continue to value its investment in Spectra Energy. Should you have any questions or would like to discuss these matters further, please do not hesitate to contact me at (713) 627-6112.

Sincerely,

Patricia M. Rice

Patricia M. Rice

F:\CorpSec\Rice\Letters\Sheehan Ltr 021009.doc

www.spectraenergy.com

2007 – 2008
Baseline Sustainability Report

Innovate... Invest... Deliver. Spectra Energy



Measuring Our Performance...
Extending Our Reach

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Measuring Our Performance... Extending Our Reach

At Spectra Energy, we measure sustainability not only in terms of past achievement, but in the potential to perform better...aim higher...and extend the reach and impact of our corporate responsibility.

We are a new company, and this is our first sustainability performance report. As such, it reflects important foundation-setting endeavors – collecting and analyzing data, setting metrics and formalizing our commitments. The process has driven high-level discussions of key sustainability issues and helped us clarify our priorities and refine our definition of success.

ABOUT THIS REPORT

This report, issued in November 2008, focuses on the economic, social and environmental impact of our operations during 2007 (unless otherwise noted) and establishes a baseline for our next report in 2010. We account for our operated assets only – which excludes DCP Midstream, a non-operated joint venture. Our reporting conforms to generally accepted standards including the *Global Reporting Initiative* (GRI). A broad index to the GRI indicators is located on Page *iv* of this report, and a detailed index is posted at spectraenergy.com. Additional information is available in our annual report and corporate Web site at spectraenergy.com. With the information presented in this report and on our Web site, we believe we meet the criteria for GRI Application Level B. Our Web site also lists contact information, and we value feedback from our stakeholders and other interested parties.

Dow Jones Sustainability Indexes
Member 2008/09



Fred Fowler (right), current CEO, and Greg Ebel, our CEO elect, discuss the company's commitment to sustainability.

Committed to Delivering Value

To our valued stakeholders:

Spectra Energy is a company committed to delivering value. You've seen us achieve, and in many cases exceed, the financial and operational goals that create value for our investors, customers, employees and community partners. We're not alone in that focus. In fact, there's no shortage of companies keeping a close watch on the bottom line, as that's where the mind of a company is often fixed.

But a company's heart is in its people-directed efforts, which return a different sort of value. This report speaks to our efforts to ensure that our company delivers long-lasting environmental and social value as well, and that we successfully compete in these crucial arenas.

Sustainability is a broad topic that covers a lot of ground. We're well aware of how easy it would be to lose focus when it comes to this subject – to scatter our efforts in too many directions in an attempt to be all things to all people. We're not going to do that. To maximize the impact of our sustainability program, we have identified focus areas that fit Spectra Energy's business and best suit the needs of our stakeholders. We've made commitments in these key areas that will guide our decisions and investments. Our goal? To strike a healthy balance of economic, social and environmental returns that best promote our business and stakeholder interests.

This first report gives an account of our progress since our launch in January 2007 and outlines our approach to various challenges facing our industry, like climate concerns and an aging workforce. We are proud of the commitments we've made to mitigate risks and return societal value, and we will continue to build on our foundation of sound economic, social and environmental practices – a tradition that reaches back over nearly a century of delivering natural gas supply sources to market.

Greg Ebel, currently Spectra Energy's chief financial officer, will continue this great tradition next year as he assumes the role of president and chief executive officer upon my retirement at the end of 2008. Greg, who was involved in the development of our sustainability commitments and this report, is equally dedicated to steadily improving our sustainability performance.

We are already beginning to see some results. In 2008, the Dow Jones Sustainability Indexes named us to their North America index of leading sustainability-driven companies. Soon after, the Carbon Disclosure Project recognized our transparency in reporting by adding us to their U.S. S&P 500 Carbon Disclosure Leadership Index for carbon-intensive companies. Our addition to these indices puts our name in front of the growing number of investors and asset managers who are looking to invest in companies with shared values and who use these indices to identify and track socially responsible companies.

Our program will strengthen over the next several years. Recognizing that sustainability is a marathon, not a sprint, we will demonstrate continual improvement in transparency, accuracy and accountability – openly and honestly reporting our successes and failures. In future reporting, we will increase scope and depth, as we refine our key indicators and set and improve targets. We look forward to the process, because it helps us shape our identity, report our progress and pursue a healthy balance of economic, social and environmental value. Thank you for your interest in Spectra Energy – and for your role in helping us grow in these key areas.

Fred J. Fowler, president and chief executive officer



An LNG storage tank in Kingsport, Tennessee part of our East Tennessee Natural Gas system.

Our Company and Our Businesses

Spectra Energy Corp (NYSE: SE) is a *FORTUNE* 500 company, a member of the Dow Jones North America Sustainability Index, and one of North America's premier natural gas infrastructure companies. Though our organization launched in 2007 as a spin-off of Duke Energy's natural gas business, we represent a substantial legacy. For close to a century, Spectra Energy and our predecessor companies have developed critically important pipelines and related energy infrastructure connecting natural gas supply sources to premium markets.

Based in Houston, Texas, we operate approximately 18,000 miles of transmission pipeline, 265 billion cubic feet (Bcf) of storage, natural gas gathering and processing, natural gas liquids operations and local distribution assets in the U.S. and Canada. In a joint venture with ConocoPhillips, we also own but do not operate 50 percent of DCP Midstream, one of the largest natural gas gatherers and natural gas liquids (NGL) marketers and the largest NGL producer in the U.S.

OUR BUSINESSES

U.S. Transmission

Our transmission business transports and stores natural gas for customers in various regions of the Eastern and Southeastern U.S. and the Maritime provinces in Canada. Our U.S. pipeline system consists of more than 13,500 miles of interstate transmission pipeline and approximately 115 Bcf of storage capacity. Our primary transmission systems are: Texas Eastern Transmission, Algonquin Gas Transmission, East Tennessee Natural Gas, Maritimes & Northeast Pipeline, and our non-operated joint ventures: Gulfstream Natural Gas System (25.5 percent interest) and Southeast Supply Header (50 percent interest).

In July 2007 we formed Spectra Energy Partners, LP (SEP), a master limited partnership (MLP). We serve as the MLP's general partner and manage and operate the entity, with 84 percent retained ownership. SEP's assets include a 100 percent interest in East Tennessee Natural Gas, a 24.5 percent interest in Gulfstream Natural Gas System, and a 50 percent interest in a gas storage business, Market Hub Partners.

Western Canada Transmission and Processing

Our Western Canadian operations provide natural gas gathering and processing services to customers in British Columbia (BC) and Alberta, and transport processed natural gas to markets in the BC Lower Mainland and the U.S. Pacific Northwest. Comprised of the BC Pipeline, BC Field Services, Midstream and Natural Gas Liquids Marketing operations, our assets in Western Canada are strategically located to connect Western Canadian natural gas supply sources with growing Canadian and U.S. markets.

Union Gas

Union Gas, which specializes in the distribution and sale of natural gas to homes, businesses and industries, serves about 1.3 million residential, commercial and industrial customers in Ontario, and provides storage and transportation services for other utilities and energy market participants in Ontario, Quebec and the Central and Eastern United States. Union Gas' system consists of approximately 37,000 miles of distribution main and service pipelines, more than 150 Bcf of storage capacity in 20 underground storage facilities and approximately 2,800 miles of high-pressure pipelines.

2007 Fast Facts

(Dollars in millions)

✓	5,165	Employees
✓	$4,742	Total Revenues
✓	$22,970	Total Assets
		Capitalization
✓	$9,398	Total Debt
✓	$6,857	Total Equity
		Capital Structure
✓	55%	Debt
✓	40%	Stockholders' Equity
✓	5%	Minority Interest

2007 EBIT by Operating Segment *(excluding DCP Midstream)*

(Dollars in millions)


Western Canada Transmission & Processing $366 23%
U.S. Transmission $894 57%
Union Gas $322 20%

Our Charter

We are Spectra Energy, one of North America's premier natural gas infrastructure companies.

We create superior sustainable value for our investors, customers, employees and communities by providing natural gas gathering and processing, transmission, storage and distribution services.

To be an industry leader, we must:

- Deliver on our financial commitments
- Enhance and solidify our profile and position as a premier natural gas infrastructure company
- Aggressively develop new opportunities and projects that add long-term shareholder value
- Enhance our core competencies of customer service, reliability, cost management and compliance
- Build on our high-performance culture by focusing on safety, diversity, inclusion, leadership and employee development
- Focus on the future

In conducting our business, we value:

- ***Stewardship*** – Demonstrating a commitment to environmental responsibility and vibrant communities
- ***Integrity*** – Ethically and honestly doing what we say we will do
- ***Respect for the Individual*** – Embracing diversity and inclusion, enhanced openness, sharing, trust, leadership, teamwork and involvement
- ***High-performance*** – Achieving superior business results and stretching our capabilities
- ***Safety*** – Sharing a relentless commitment to a zero work-related injury and illness culture
- ***Win-Win Relationships*** – Having relationships which focus on the creation of value for all parties
- ***Initiative*** – Having the courage, creativity and discipline to lead change and shape the future

We know we are successful when:

- We deliver superior returns for our investors
- Our customers, suppliers and communities benefit from our relationships
- Every employee starts each day with a sense of purpose, and ends each day safely with a sense of accomplishment


Calgary
Regina
Chatham
Waltham
Nashville
Houston
Tampa

Our Operated Assets

2007 natural gas pipeline throughput	3.6 trillion cubic feet
Transmission pipe	18,000 miles
Gathering and processing pipe	2,700 miles
Distribution pipe	37,000 miles
Storage capacity	265 billion cubic feet
Retail customers	1.3 million

- Corporate Headquarters (Houston)
- Major Office Locations
- Natural Gas Storage
- Empress PTC Pipeline
- Union Gas Distribution Service Area
- BC Field Services Processing Plant
- Western Canada Midstream Processing Plant
- Texas Eastern Transmission Pipeline
- Algonquin Gas Transmission Pipeline
- Maritimes & Northeast Pipeline
- Union Gas
- East Tennessee Natural Gas Pipeline
- Gulfstream Natural Gas System
- Western Canada Transmission & Processing
- Southeast Supply Header

Our Approach to Sustainability

For Spectra Energy, sustainability means operating in an ethically, fiscally and socially responsible manner; respecting and supporting our communities; protecting the environment; and delivering superior stakeholder value. We embrace corporate responsibility, as it will propel our success and differentiate us from competitors.

Our Business Purpose and Strategy
Spectra Energy exists to create superior and sustainable value for our investors, customers, employees and communities by providing natural gas gathering and processing, transmission, storage and distribution services.

We employ the following business strategies to build value on a sustainable basis:

- Deliver operational excellence in safety, reliability, compliance and cost management
- Capitalize on the size and attributes of our existing assets
- Retain and enhance our customer and stakeholder relationships
- Maintain a laser focus on the execution of our expansion projects
- Pursue strategic growth opportunities

Our sustainability program is vital to meeting these objectives. It ensures that our operations add societal value, which strengthens our license to operate. It helps us manage non-financial risks to our business. It provides a competitive advantage in accessing new markets and sensitive areas. It also builds public and employee support – reinforcing our brand and maintaining our reputation as a company that lives its values.

In addition to uniting and inspiring our employees, our shared Charter values – stewardship, integrity, respect, high performance, safety, win-win relationships and initiative – define how we will fulfill our business purpose and where we will concentrate our sustainability efforts.

Our Sustainability Commitments
In support of sustainability, we commit to:

- Deliver superior economic results
- Ensure strong corporate governance and business ethics
- Operate responsibly, reliably and safely
- Protect the environment
- Value and energize our people
- Support and engage our communities

These are the focus areas that most closely align with our values, are most relevant to our stakeholders and have the greatest impact on our ability to execute our business strategy. They provide the framework of this report and our approach to sustainability, and each plays an important role in our pursuit to become North America's premier natural gas infrastructure company.

SUSTAINABILITY PERFORMANCE SCORECARD

	PROGRESS IN 2007	NEXT STEPS TO 2010
DELIVER SUPERIOR ECONOMIC RESULTS	Exceeded 2007 financial targets: • Earnings per share of $1.51 • Net income of $957 million • Reduced costs by $20 million • Strong balance sheet Invested in expansion projects: • $1 billion in investments • 13 new projects in service Launched Sustainability: • Completed baseline assessment and business case • Sustainability strategy approved	Deliver on financial commitments in 2008 and beyond Successfully execute $4+ billion, multi-year expansion program Continue to improve stakeholder outreach program; establish stakeholder outreach principles and approach Initiate implementation of a company-wide sustainability program Benchmark our sustainability performance against leading sustainability indices
ENSURE STRONG GOVERNANCE AND ETHICS	Established governance framework: • Assembled broad-based, experienced board of directors • Launched Charter, values and Code of Business Ethics • Conducted training on Code of Business Ethics for all employees	Conduct annual assessment of the board of directors Begin to consider integration of sustainability into risk management and investment decisions Establish environmental health and safety (EHS) auditing function Approve Sustainability Charter, appoint oversight committee
OPERATE RESPONSIBLY, RELIABLY AND SAFELY	Improved safety performance: • No employee or contractor losses in 2007; tragic loss in 2007 of an employee at our non-operated joint venture, DCP Midstream, and two of our own contractors in 2008 • Improved total recordable injury rate, vehicle incident rate and lost workday rate versus three-year averages Continued to improve operational excellence: • Reached 50 percent milestone on U.S. pipeline integrity program • Successfully completed a $40 million annual maintenance program in Western Canada	Advance our zero injury and zero work-related illness safety culture Seek to improve contractor safety performance Continue to comply with the Code of Business Ethics, internal policies, and applicable laws and regulations Evaluate feasibility of a company-wide integrated operations management system
PROTECT THE ENVIRONMENT	Established environmental, health and safety (EHS) governance framework: • Created EHS policy and management systems • Data management systems underway Focused on addressing climate change: • Developed climate change position • Avoided or reduced 1.1 million metric tons of greenhouse gas emissions	Implement our EHS data protocol and management systems (EPASS) including greenhouse gas emissions Continue to assess possible environmental impacts and consider strategies to minimize and mitigate these impacts Continue to develop projects and customer-focused programs that reduce greenhouse gas emissions
VALUE AND ENERGIZE OUR PEOPLE	Focused on building a culture of high performance and employee empowerment based on: • Our high-performance competencies • Diversity and inclusion policy • Programs to develop leadership and employee skills • Open door policy • Employee communications Defined and established high-performance competencies	Launch our high-performance competencies Continue to design personal development plans for employees Identify competency-based training needs Develop metrics and goals to support a high-performance organization Establish and support employee resource networks
SUPPORT AND ENGAGE OUR COMMUNITIES	Continued legacy of giving back to communities through financial contributions of $5.5 million and employee volunteerism Defined three focus areas for the Spectra Energy Foundation Established integrated preparedness program	Maintain commitment to philanthropy and employee volunteerism Develop metrics to assess the impact of contributions Implement the integrated preparedness program Advance supplier diversity program


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Deliver Superior Economic Results

Our economic responsibility is to prosper as a business – to generate value for our shareholders while delivering safe, reliable and cost-effective customer service. In meeting this responsibility, we contribute significantly to society, which requires safe, reliable energy and depends on healthy businesses to support a strong economy and communities.

2007 FINANCIAL PERFORMANCE

Our financial performance is based on succeeding in the marketplace by providing competitively priced, safe and reliable products and services for customers and successfully executing our expansion projects. Our financial results from our first year of operations demonstrate our commitment to delivering superior financial results and our proven ability to return value to our investors. These results include our equity interest in our non-operated joint venture, DCP Midstream, which contributed $533 million, or 25 percent, of our 2007 total reportable earnings before interest and taxes (EBIT) of $2.1 billion.

2007 Results at a Glance
(Dollars in millions, except earnings per share data)

Creating Economic Value for Our Shareholders	
$1.51	**Diluted earnings per share**
$957	**Net income**
$558	**Dividends**
$20	**Reduced operating costs**
Distributing Economic Value to Our Stakeholders	
$2,139	**Supply chain and business partners**
$701	**Taxes**
$777	**Wages, salaries and benefits**
$5.5	**Community giving**

More information about our performance, businesses and strategic direction, including our annual report, is available online at spectraenergy.com.

Highlights

- We generated diluted earnings per share of $1.51 and net income of $957 million.
- The launch of our master limited partnership, Spectra Energy Partners, returned net proceeds of $345 million at a record yield of 5.45 percent.
- We maintained a strong balance sheet that will enable us to seize emerging opportunities.
- We reduced corporate and administrative costs by $20 million – surpassing our target to achieve that level of cost savings by year-end 2008.
- Throughput increased in all of our U.S. pipelines, and our assets under long-term contract received stable cash flows.
- Our midstream natural gas liquids business returned strong earnings.
- We placed 13 strategic new pipeline and storage growth projects into service.

We achieved these successes in increasingly competitive markets with new entrants and despite industry-wide challenges, including escalating costs of materials and services, skilled contract labor shortages and difficulties attracting and retaining top talent. We made progress in addressing these issues in 2007, and we are developing strategies and capabilities to manage them over the long-term.



Natural Gas as a Part of North America's Energy Future

North America faces the dual challenge of addressing global climate change concerns and ensuring a reliable supply of energy to meet growing demand. As the most environmentally friendly fossil fuel, natural gas has an important role to play in addressing both. It is safe, efficient and – with a third less carbon footprint than oil – cleaner burning. The demand for natural gas as the energy source of choice is accelerating as it bridges the gap between today's energy mix and tomorrow's technological solutions.

Since natural gas produces significantly less air pollutants and about half the carbon footprint of coal-fired power plants, the demand for natural gas stands to increase by 50 percent over the next decade as utilities cancel plans for coal-fired plants and increase their reliance on gas-fired plants for electricity generation.

While energy security and environmental concerns encourage renewable alternatives, solar and wind power combined address less than one percent of North America's current energy consumption. Also, both solar and wind power require reliable sources of energy, like natural gas, to even out production variations during peak demand and adverse wind and sunlight conditions.

The landscape of natural gas supply is changing as well. Non-conventional sources of domestic natural gas supply – previously too difficult and costly to produce – are now accessible thanks to technological advances that increase the availability of gas from shale, tight sands and coal-bed methane. Increasing production from the Rockies, North Texas and the mid-continent shales and significant new discoveries in Western Canada and Appalachia have the potential to offset declines from conventional sources and traditional producing regions.

Supply growth is essential, because – unless circumstances change dramatically – the increasing demand for energy and the environmental benefits of natural gas will continue to drive the essential role natural gas will play over the decades ahead.

With our favorable positioning of assets that connect growing supply sources to strong demand markets, we are well-situated to benefit from these trends. Through our expansion projects, we are building the infrastructure to meet the future energy needs of our customers and fueling our continued growth.

SUCCESSFULLY EXECUTE EXPANSION PROJECTS

Increased demand for natural gas and changing gas supply patterns require new infrastructure. We are growing our business in response. In 2007 we embarked upon a multi-year expansion effort which would see us investing approximately $4 billion over four years. During 2007 we invested about $1 billion in capital expansion and placed 13 strategic new pipeline and storage projects with a capital cost of $650 million into service. Those projects included:

Expansion Capital Expenditures
(Dollars in millions)



$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
2007
2008
(projected)
U.S. Transmission
Western Canada Transmission & Processing
Union Gas
Other

- Northeast Gateway pipeline project, connecting Excelerate Energy's new liquefied natural gas regasification terminal in Massachusetts Bay to our Algonquin system
- Our TIME II project in Pennsylvania that expands our Texas Eastern Transmission mainline
- Capacity increases at our Egan and Moss Bluff salt cavern storage facilities
- The second phase of an expansion to the Union Gas transmission system

Combined, we expect these 13 project expansions to contribute about $75 million in annual EBIT in 2008 and generate long-term cash flow. By year-end 2008, we expect to bring into service an additional $1.6 billion in expansion projects, with an estimated annual EBIT contribution of $200 million.

In executing our expansion plan, we must tackle many of the same challenges that face other natural gas providers. A more competitive landscape for growth opportunities, both domestically and abroad, has increased the demand for construction materials and labor, which has decreased the availability and driven up costs of both. Given the importance of on-time, on-budget project execution, we are laser-focused on sharpening our project execution skills and capabilities. In early 2008, we formed a project execution group responsible for managing all aspects of complex projects, including estimation and conceptual design, engineering financial services, engineering services and project construction.

PROVIDE INNOVATIVE ENERGY SERVICES

In addition to our infrastructure projects, we also provide innovative energy services that complement our core operations, generate supplemental sources of revenue, help make our customers more competitive and reduce greenhouse gas emissions.

We are improving our understanding of how our existing skills and facilities can contribute to the success of our customers and our businesses, particularly in three main areas:

- Providing demand-side management programs that help our retail, commercial and industrial customers use energy more efficiently
- Selling operating services and supplying waste heat from existing facilities to customers so they can generate and sell near zero-emission electricity

- Capturing and sequestering naturally occurring carbon dioxide contained within our customers' natural gas, enabling them to sell gas that could not be sold unprocessed

We expect these types of services to grow in the future as governments look to energy-efficient products and services to address climate change.

ESTABLISH WIN-WIN RELATIONSHIPS

Our stakeholders are those who are, or could be, affected by our operations. The millions of dollars we spend in our operations each year contribute significantly to the economic prosperity of our stakeholders, help secure our role as a valuable business partner and smooth our entry into new markets. Developing mutually beneficial relationships is a key focus that is ingrained in our culture. In fact, building win-win relationships is one of our Charter values, and we intend to enhance our reputation as the business partner and employer of choice.

Spectra Energy and the Tennessee Valley Authority

The Tennessee Valley Authority (TVA) entered into a long-term lease for a power plant in Choctaw, Mississippi, that is connected to our Texas Eastern Transmission mainline. When TVA requested supply options, we worked quickly to assemble a transportation and balancing package that enabled TVA to access liquid gas supply sources in Louisiana, as well as their existing storage service at our Egan gas storage facility, thus providing balancing flexibility for their power plant and reducing their exposure to higher-priced intraday gas purchases.

The customer wins. TVA was able to execute a long-term lease on a power plant to assist them in meeting the growing requirements for power in their service area while reducing costs.

We win. We signed a valuable customer to a long-term contract. The new deal builds on our success with TVA at our Egan storage facility and increases TVA's position across our assets.

WORKING WITH REGULATORS

State, provincial and federal regulatory agencies oversee fundamental aspects of our business, including: facility site selection and construction, tariffs, access to markets and customers and procedures for maintaining supply to customers. Understanding the expectations of regulators and building positive, constructive relationships with them are both crucial.

Operating Pressure Waiver

By working with regulators to demonstrate how we safely operate our pipelines, the U.S. Department of Transportation's Pipeline and Hazardous Materials Safety Administration granted us a waiver to operate our Maritimes & Northeast Pipeline expansion project at increased pressures and safety requirements. The increased safety requirements are becoming the standard, and we were able to increase the throughput on our existing asset instead of laying additional pipe.

The benefits are impressive. We increased our pipeline capacity, solved our customers' supply problems, decreased our expansion expenses and minimized our impact on landowners and the environment.

STAKEHOLDER ENGAGEMENT

We customize our stakeholder engagement to address each situation, developing a dialogue that is open, transparent and meaningful.

STAKEHOLDER	TYPES OF ENGAGEMENT	EXPECTATIONS	APPROACH TO MEETING EXPECTATIONS
EMPLOYEES	• Open-door communications • Performance and career development • Intranet • Quarterly all-employee meetings • Opinion surveys • Training	• Safe, challenging and enjoyable work • Personal and professional development • Solid company reputation • Competitive compensation and benefits • Diversity and inclusion • Knowledge enhancement	• Employee-focused communications and forums • Industry benchmarking • Mentor programs • Wellness initiative • Confidential ethics hotline • Safe work environment • Volunteerism • Career and personal development • Employee resource networks
CUSTOMERS	• Regional and industry group conferences and meetings • Regulatory meetings • Face-to-face meetings • Customer events • Web site	• Reliable, safe, cost-effective services • Great customer service • Responsible environmental performance • Community involvement	• Integrity and operations management programs • Cost control practices • Account manager structure • EHS programs • Customer surveys
SHAREHOLDERS	• Shareholder meetings • Annual report • Financial reporting • Sustainability report • Investor events, one-on-one meetings and conference calls • Web site	• Competitive total shareholder returns • Capable management team • Execution of corporate strategy • Transparent reporting • Ethical behavior	• Strong financial earnings • Solid balance sheet • Investment-grade credit ratings • Ethics and governance systems • Transparency in reporting
LANDOWNERS	• Face-to-face meetings • Web site • Public meetings and open houses • Public reporting • Media outreach	• Respect for landowners' property and rights • Safe and environmentally responsible operations • Maintenance of rights of way • Safety and emergency response communications	• Integrity and operations management programs • Public awareness programs • Emergency response programs • Landowner surveys • Access permission required
COMMUNITIES	• Public meetings and open houses • Ongoing dialogue and information sharing • Local media coverage • Employee volunteerism • Financial contributions	• Public safety • Provision of energy services • Capacity building • Local wages and taxes • Community enhancement and involvement	• Integrity and operations management programs • Public awareness and emergency response programs • Local and regional field offices • Community-focused programs

STAKEHOLDER	TYPES OF ENGAGEMENT	EXPECTATIONS	APPROACH TO MEETING EXPECTATIONS
SUPPLIERS	• Face-to-face meetings • Education and training, including safety and Code of Business Ethics • Ongoing communications • Web site • Fair, transparent contractual relationships	• Fair trade practices • Timely payment • Local content and services practices • EHS performance • Opportunities to grow their businesses • Ethical company partnerships	• Competitive and equitable bidding process • Training • Mutually beneficial relationships
GOVERNMENTS AND REGULATORS	• Delivering and managing regulatory compliance • Regulatory processes • Engagement in key areas of public policy • Annual and sustainability reports • Public reporting • Periodic reporting to regulatory agencies	• Regulatory compliance • Cost-effective provision of services • Stakeholder engagement on new projects • Safe, reliable operations • Thoughtful, honest engagement in public policy and the regulatory process	• Participation in federal, state, provincial, local programs • Public awareness and emergency response programs • Stakeholder participation plans • Employee adherence to our Charter and Code of Business Ethics
NON-GOVERNMENTAL ORGANIZATIONS	• Face-to-face meetings • Group meetings • Public meetings and open houses • Public reporting • Sustainability report • Web site	• Responsible performance • Accessibility for dialogue • Feedback opportunities • Transparent reporting	• Early outreach and inclusion • Public participation plans • Transparency in reporting
MEDIA	• Editorial board meetings • News releases • Community briefings • Open houses • Company spokespersons	• Accessibility for dialogue • Timely information and facts • Transparent reporting • Responsiveness	• Public participation plan • 24-hour hotline • Web site • Accessibility



Dorothy Ables, Chief Administrative Officer, and the corporate Audit and Ethics and Compliance teams: (from left) Mike Inzone, Jackie Phillips, Shawntae Nix, Dorothy Ables, Jay Fairley, Bill Brown and Brian Edwards

Ensure Strong Corporate Governance and Business Ethics

We will conduct our business with integrity, transparency and accountability. We are implementing effective governance and management systems that will ensure we comply with the letter and intent of laws, rules and regulations applicable to our business and adhere to all company policies and procedures.

2007 was a year dedicated to creating a strong, sustainable, stand-alone company – and establishing the internal structures and processes required of an independent organization. Our governance and control systems are designed to ensure we conduct our business ethically and profitably for the benefit of our shareholders and other stakeholders.

GOVERNANCE STRUCTURE

Board of Directors

A priority for 2007 was assembling a broad-based, experienced board of directors who would provide strategic guidance and expertise – and hold the bar high for our performance in all areas: financial results, operational excellence, governance, stewardship and accountability.

Our board consists of 11 members, eight of whom are independent, as defined by New York Stock Exchange (NYSE) guidelines. Two members are executive directors and one member, the chairman, is classified as a non-executive director.

The board, which is guided by its own Code of Business Conduct and Ethics, has also adopted a set of corporate governance principles designed to assist in exercising its responsibilities and to signal its strong commitment to good corporate governance practices. Our board met seven times in 2007.

Our board-appointed committees are as follows: Audit, Compensation, Corporate Governance and Finance and Risk Management. Each operates under a written charter that sets forth its purpose and responsibilities. The Audit, Compensation and Corporate Governance committees consist solely of independent directors.

Greg Ebel, our chief financial officer and incoming president and chief executive officer, is a board member and the executive sponsor of our corporate sustainability committee. He updates the full board on sustainability matters as needed. In June 2008 the board received an in-depth update on our progress toward meeting our sustainability commitments.

Stakeholders can contact any board member or committee by writing to the corporate secretary. The Audit Committee has protocols to address complaints regarding accounting, internal controls or audit-related matters. Further information about corporate governance, our board and board committees is available at spectraenergy.com.

GOVERNANCE FRAMEWORK AND MANAGEMENT SYSTEMS
Our governance framework consists of the commitments, Charter values, policies, management systems, organizational structures, processes, standards and behaviors that we employ to conduct business and deliver shareholder returns.

Governance Structure



Board of Directors
CEO & Leadership Team
Charter
&
Code of Business Ethics
Assurance,
Monitoring,
Enforcement
& Reporting
Policies, Procedures
& Management
Systems

Our Charter

Our Charter, on Page 6 of this report, establishes our purpose, objectives, values and measures of success. It is the heart of who we are and how we work.

Code of Business Ethics

Our Code of Business Ethics establishes the standards by which employees make decisions and deliver results. The Code describes ethical risks, provides guidance to help recognize and manage those issues, explains how to report unethical conduct and establishes a culture of integrity and accountability. All company representatives are expected to abide by our Code.

In 2007 all employees participated in training to ensure they clearly understand the Code, our expectations and our commitment to high standards for ethical conduct. Employees are expected to complete a business conduct questionnaire on an annual basis.

Policies

Our policies guide our employees in managing day-to-day compliance with our Code and set corporate standards and guidance for the following:

- Ethics
- Environmental, health and safety
- Human resources
- Finance and accounting
- Legal
- Information technology
- Communications
- Procurement
- Investor relations
- External affairs

Open Door Policy

We promote an environment of clear and open communications in which employees are comfortable expressing work-related concerns without fear of intimidation or retaliation. Employees may report concerns directly to their supervisors, managers, human resources representatives, or our ethics and compliance office. They may also report concerns anonymously to the EthicsLine, an independent, third-party resource that forwards the information for investigation. A summary report of concerns is provided to our Audit Committee.

Risk Management

We employ a corporate-wide risk analysis framework to manage our major risks: financial, strategic, operational and legal, or governance-related. Each member of the executive management team has specific oversight accountability for one of the four key risk categories. In addition, our director of sustainability ensures we identify and manage significant sustainability-related risks and opportunities.

Our comprehensive approach to risk – including assessment, management, communications and reporting – is implemented using designated committees, management systems, internal controls and auditing programs.

Control Systems

Our systematic approach to business controls and assurance processes consists of risk-based assessments; actions to mitigate issues; assurance through monitoring systems, including internal audits; and reporting to management and the Audit Committee of the board, as appropriate. Business units perform regular self-assessments to ensure operating controls and standards are in place.

Our corporate governance practices and financial controls meet the requirements of the Sarbanes-Oxley Act and NYSE listing standards.

Public Policy Participation

Our Code establishes guidelines for political activities and contributions. By participating in public policy, we ensure our voice is heard on matters of importance to our company and stakeholders. We engage in public policy discussions through our leadership roles and membership in trade associations and through direct engagement on specific issues.



Welding pipe at Eagle Loop, part of Algonquin Gas Transmission

Operate Responsibly, Reliably and Safely

Responsible, reliable and safe operations are essential for creating superior and sustainable value for our investors, customers, employees and communities. We are fully engaged in protecting the integrity of our assets and the public we serve. We strive for continuous improvement in our safety performance and a safety culture in which every employee and contractor starts each day with a sense of purpose and ends each day safely with a sense of accomplishment.

2007 SAFETY PERFORMANCE

In 2007 our employees and contractors logged more than 9.8 million working hours with no fatalities. However, we were deeply saddened during the year by the death of a worker at our non-operated joint venture, DCP Midstream, and by the tragic loss of two contractors in 2008.

We are honoring their memories by redoubling our efforts to keep one another out of harm's way: striving for continual safety performance improvement; sharing lessons learned from all serious incidents across the business; and working to ensure that our contractors adopt and adhere to our safety principles.

Our Safety Vision

Our employees and contractors at every level demonstrate personal commitment to continuous safety improvement, resulting in a zero injury and zero work-related illness culture.

Safety Principles

- Safety begins at the top.
- Injuries and work-related illnesses are preventable.
- Identifying and minimizing safety and health risks are priorities.
- Personal ownership for safety and looking out for others are essential.
- Openness, feedback and trust are key to safety success.
- Safety is good business and a critical aspect of a high-performance organization.

Successes

- We achieved 14 percent improvements from three-year averages in our total recordable injury and vehicle incident rates.
- Our overall lost workday rate fell 18 percent.
- We strengthened our safety culture in the areas of process safety, greater personal ownership of safety, increased incident reporting and the use of leading performance indicators.
- According to our 2007 Safety Culture Survey, employees feel more comfortable raising safety concerns with their supervisors and co-workers than in the previous survey.
- The American Gas Association recognized us with its 2007 Safety Achievement Award for achieving the lowest DART (Days Away, Restricted, or Transferred) incident rate among our peers.
- Union Gas earned its Accident Prevention Certificate for 2007 from the American Gas Association by achieving a total Occupational Safety and Health Administration rate of injuries and illnesses below the industry average for peers.

Disappointments

- While our total incident case rate was slightly below our internal target, two business segments exceeded their targets.

Employee Total Incident Case Rate

Employee Total Incident Case Rate = (Number of injuries X 200,000 hours) / actual hours worked


Actual
Target
Spectra Energy
2.24
2.40
U.S. Transmission
1.00
Union Gas
3.07
3.73
Western Canada
Transmission & Processing
2.74
1.83
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00

Pursuing a Zero Incident Culture

We believe all injuries and work-related illnesses are preventable, and we look to our leaders to be actively involved in developing a safety culture, setting targets, and creating the conditions to allow the targets to be met. In 2007 we focused our leadership safety initiatives on enhancing communications, training frontline supervisors, hosting business unit safety strategy sessions and leading executive facility safety tours.

Personal ownership for safety and looking out for others are essential drivers for improved safety performance. All employees have annual environmental, health and safety (EHS) performance goals, supported by specific guidelines for safe behavior and operating procedures. A balanced EHS scorecard tracks both leading and lagging indicators of safety and environmental performance. Our short-term incentive plan (STIP) directly links safety performance to the performance pay of employees, including executives. For STIP purposes, safety performance extends to our business partnerships, such as our non-operated joint venture, DCP Midstream. As a result of the 2007 fatality at DCP Midstream, our compensation committee reduced the earned amounts for our executives.

Employee Lost Workday Case Rate

Employee Lost Workday Case Rate = (Number of Lost Workday Cases X 200,000 hours) / actual hours worked

Actual   Target



Spectra Energy
.67
.77
U.S. Transmission
.52
.21
Union Gas
.80
1.36
Western Canada Transmission & Processing
.71
.63
.20
.40
.60
.80
1.00
1.20
1.40
1.60

Contractor Safety

Our contractors are expected to perform their work safely. We require contractors to go beyond regulatory compliance and focus on the fundamental building blocks of safety performance:

- A strong, zero illness or incident safety culture
- Effective management systems
- An empowered and educated workforce

In 2007 we established a contractor safety performance baseline by improving the measurement, reporting and monitoring of contractor safety performance.

Our U.S. engineering and construction group collaborated with our contractors to improve overall safety performance by implementing our performance-based contractor safety management program, *SAFE2*, which provides clear and practical guidance on how contractors can demonstrate they are "safety capable" for the project scope under consideration. Ten safety elements have been developed for our *SAFE2* program, based on safety performance research and the OSHA (Occupational Safety and Health Administration) safety and health management system. Contractors must address these elements to demonstrate that they have the fundamental safety building blocks in place.

Vehicle Safety

Our employees and contractors drive thousands of miles every year – and we want those miles to be accident-free. In 2007 our overall employee vehicle incident case rate was 3.56, beating our target of 3.88. To continue to improve performance, we developed and implemented a Distracted Driving policy, banning the use of cell phones and other distractions while driving. This policy reinforces for our employees that safely operating a motor vehicle requires a driver's total attention.

Our Western Canadian operations successfully launched *Mission Possible @ Work*. This behavior-based driving program instructs employees in improving driving habits and raises awareness of traffic safety. We are now extending the success of *Mission Possible @ Work* through a phased rollout across the organization.

Employee Vehicle Incident Case Rate

Employee Vehicle Incident Case Rate = (Number of vehicle accidents X 1,000,000 miles) / actual miles driven



Actual
Target
Spectra Energy
3.56
3.88
U.S. Transmission
2.21
2.91
Union Gas
5.12
5.01
Western Canada Transmission & Processing
5.27
4.78
0
1
2
3
4
5
6

Proactively Assessing and Managing Risk

Our EHS focus is progressing from a compliance-based approach to one based on identifying, assessing and minimizing risk. We rely on a risk matrix tool that enables us to rank risks and prioritize mitigation actions.

We are focused on four key programs for managing EHS risks:

- Contractor and process safety management
- Compliance assurance
- Incident learning and prevention
- Emergency response

EPASS, our EHS data and operational risk management system, ensures consistency in data measurement and reporting.

Asset and Operations Integrity

Our primary operational goals are to:

- Ensure the safe and reliable delivery of natural gas to customers
- Maintain the integrity of the pipeline system
- Comply with all regulations

We work closely with federal, state or provincial, and local agencies to ensure our pipelines and facilities meet or exceed regulatory safety requirements. In our U.S. operations, our Integrity Management Program (IMP) drives the safety of our pipelines, operating facilities and the people nearby. Key elements of our IMP include:

- Leadership involvement
- Clearly defined expectations and accountabilities
- Systems for managing change
- Robust risk identification, assessment and control processes
- Personnel training

We have integrity management practices in place for all of our pipelines and related operational facilities, and we systematically maintain those assets through testing, inspections and auditing. Each business unit manages its own integrity plan to address the unique nature of the pipeline or operating facility. We employ a range of techniques to maintain the safety and reliability of our pipelines, including high-tech monitoring at our gas control centers and aerial patrols of pipeline rights of way.

In addition to well-established programs in the U.S., our Canadian businesses, Union Gas and Western Canada Transmission and Processing, have implemented or are currently implementing Operations Management Systems (OMS), a framework that provides an integrated, risk-based approach to decision-making that promotes reliable service, regulatory compliance and operational excellence.

In an effort to continuously improve our performance, we studied *The Report of the BP U.S. Refineries Independent Safety Review Panel*, published in January 2007, and discussed the findings internally with the board of directors. We are reviewing the report recommendations and identifying opportunities to drive improvements within our own operations.

During 2007 we improved our existing portfolio of assets by:

- Completing a $40 million maintenance "turnaround" program at eight facilities in Western Canada, safely and on time;
- Reaching the 50 percent completion milestone on our ambitious U.S. pipeline integrity program in which we are conducting detailed baseline inspections across our system; and
- Implementing new security measures at our compressor stations, which are vital links in the efficient transportation of natural gas.

In 2008 we will inspect 42 separate sections totaling more than 1,000 miles of pipeline, a painstaking effort designed to ensure our network of pipelines operates to the highest standards of excellence.

Public Safety

Public safety is our top priority. Our pipelines transport highly flammable products at high pressures. We electronically monitor our assets around the clock, regularly patrol our pipeline system and have field personnel living near our facilities. We also request the public's help to maintain a safe, secure, and reliable pipeline system. We distribute brochures to the public located along the pipeline system, calling attention to the presence of pipelines and explaining how to recognize and react to unusual activity in the area.

Excavation damage is the leading cause of pipeline incidents. We participate in one-call programs – the source for safe digging information in all states and provinces where we operate, and our employees routinely meet with excavators to educate them about our pipelines. We enjoy long-standing, productive relationships with local and regional emergency responders. Our employees meet with community officials to discuss pipeline safety and emergency preparedness issues, and we periodically test our respective readiness through drills that lead to improvements in overall public safety.

Integrated Preparedness Program

Our Integrated Preparedness Program (IPP) addresses our commitment to continuing essential business operations in the event of an emergency or significant business interruption. The IPP mitigates potential and manages actual crises and helps restore essential operations.

The IPP consists of programs and plans for six key disciplines:

- Emergency response
- Crisis management for pipeline operations
- Business continuity
- Disaster recovery (information technology)
- External affairs
- Security services

We regularly test our emergency preparedness. During 2007, we conducted desktop training and mock drills according to our training and testing schedule.

Hurricane Preparedness and Response

In 2008, during hurricanes Gustav and Ike, we successfully executed our Integrated Preparedness Program, minimizing storm-related disruptions to our customers, supporting our employees and communities where possible and quickly returning to normal operations.



The Maritimes & Northeast Pipeline brings natural gas from the Sable Island area, offshore Nova Scotia, to growing North American markets.



Protected wetland area along the right of way of our Eagle Loop project, part of the Algonquin Gas Transmission system.

Protect the Environment

We will integrate environmental performance improvement into our overall business plans in areas that matter most to our stakeholders and to our business – minimizing our environmental footprint, taking a progressive approach to climate change and championing energy conservation.

MINIMIZING OUR ENVIRONMENTAL FOOTPRINT

Our challenge is to grow our business while minimizing the impact of our operations. We built the foundation for our environmental approach in 2007 by developing critical environmental management systems and a performance baseline that enables us to set goals and targets.

Managing Our Impacts

In 2007, as a new stand-alone company, we developed our environmental, health and safety (EHS) policy and EHS principles – accountability, stewardship, standards, performance and communication – to help protect and promote our interests while fulfilling societal and environmental commitments.

We also developed a comprehensive EHS management system that helps us control the environmental impacts of operations from project development to facility decommissioning. The EHS management system is supported by performance and program standards that establish compliance requirements and address environmental risks. To ensure effectiveness, our environmental management systems are reviewed regularly by a corporate team of auditors, and accountability for environmental performance lies with our business unit leaders.

Our EHS data management system, EPASS, which should be fully implemented in 2009, will standardize processes for managing and collecting essential environmental, health, safety, security and audit data while facilitating knowledge sharing across our organization. In 2007 we began identifying, tracking and setting measurable targets of environmental performance, like spills from operations, hazardous waste generated, and violations and fines. We also developed methodologies for the calculation, management and reporting of greenhouse gas emissions consistent with guidelines published by the World Business Council for Sustainable Development and the World Resources Institute.

2007 Spill Frequency


33 TOTAL
0
5
10
15
20
25
30
35
Frequency
Western Canada Transmission & Processing
U.S. Transmission
Union Gas

2007 Hazardous Waste


3,564 TOTAL
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
Metric Tons
Western Canada Transmission & Processing
U.S. Transmission
Union Gas

Note: Data for the Union Gas segment was not available for 2007; 2007 was estimated based on 2006 data as 2007 was expected to be similar. Union Gas represents approximately 5% of total hazardous waste.

Land Stewardship and Access to Sensitive Areas

Access to land for facilities and pipeline rights of way is a key business issue for us, and we recognize that certain areas of land and water across North America have particular biological or cultural sensitivity. For example, species protection for the preservation of biodiversity is an important driver for areas identified as sensitive. Our infrastructure and growth projects are sometimes located in sensitive areas, and we also manage large tracts of land associated with some of our facilities. Our facilities and pipelines have the potential to affect these areas, either through construction and use or secondary impacts, such as new rights of way that allow entry to previously inaccessible areas. We use the following approach to protecting cultural sensitivity and biodiversity in the areas in which we operate:

- We conduct risk assessments to identify sensitive areas, including protected species and habitats, before proposing pipeline routes and associated support facility locations;
- We avoid environmentally or culturally sensitive areas when practical and when alternative routes are available; and
- We mitigate our impact by restoring pipeline rights of way and implementing the recommendations of environmental and social impact assessments and permitting agencies – such as using horizontal directional drilling under river crossings, observing seasonal windows of operation and tracking long-term effects on key species.

We also support biodiversity conservation efforts beyond our operational footprint by providing financial support and participating on the boards of organizations such as The Nature Conservancy and the Coastal Wetlands Restoration Partnership.

Our Gulfstream Project Offers Environmental Gains

Building a 17-mile pipeline in Florida's environmentally sensitive Tampa Bay is no easy task. But with our Gulfstream Natural Gas System, we successfully managed to minimize impacts and deliver a much needed energy resource. To mitigate environmental concerns regarding construction in the Bay, skilled divers transported thousands of sponges and sea whips from sensitive areas to a newly-created, three-acre artificial reef. The Gulfstream Natural Gas System will deliver natural gas to Progress Energy's new Bartow gas-fired power plant on Weedon Island. The new plant will replace the existing oil-fired plant, which our customer will retire – significantly increasing energy efficiency and reducing emissions.

PROGRESSIVE APPROACH TO CLIMATE CHANGE

Climate change is a key issue for our business that has implications for our operations, the services we provide and the natural gas we transport. As we help meet the increasing demand for natural gas, we will leverage opportunities created by increasing environmental awareness and take a lead role in helping customers manage energy responsibly. Gains in energy efficiency translate directly to emissions reductions and help meet growing energy requirements without negatively affecting the environment, so energy conservation is an important part of our approach to protecting the environment.

The development of our new greenhouse gas emissions inventory offered insights and helped us establish a baseline that will allow us to measure the progress of our greenhouse gas reduction efforts. Our direct operational greenhouse gas emissions for 2007 were 11.8 million metric tons of carbon dioxide (CO_2) equivalent, mainly from combustion sources at gas processing facilities and compressor stations along our pipeline systems, as well as methane releases.

Our business units have projects and programs in place that result in avoided or reduced direct greenhouse gas emissions, including carbon capture and storage projects in Western Canada, fugitive and vented methane emissions avoidance in the U.S. and energy efficiency programs at Union Gas. Together, these projects and initiatives have resulted in more than 1.1 million metric tons of avoided or reduced CO_2 equivalent (CO_2e) emissions in 2007.

2007 Total Direct Greenhouse Gas (GHG) Emissions – CO_2 Equivalent



Nitrous Oxide
0.09 TOTAL
Methane
5.15 TOTAL
Carbon Dioxide
6.54 TOTAL
Total Direct GHG Emissions
11.78 TOTAL
0
2
4
6
8
10
12
Million CO2e Metric Tons
Western Canada Transmission & Processing
U.S. Transmission
Union Gas

CHAMPIONING ENERGY CONSERVATION IN OUR OPERATIONS

We are improving efficiency and effectiveness in our operations. In our Western Canadian transmission operations, we are significantly increasing energy efficiency along our mainline with compressor upgrades – replacing drivers with units capable of improved emissions profiles.

Our U.S. operations participate in the U.S. Environmental Protection Agency's Natural Gas STAR Program, affirming our commitment to minimizing our environmental impact. From 2000 to 2007, we achieved cumulative emission reductions of 4.2 million CO_2e metric tons as a result, and methane emissions reductions reported for 2007 alone were over 670,000 CO_2e metric tons.

Union Gas, our Canadian distribution business, is building three new customer service centers to *Leadership in Energy and Environmental Design* (LEED) standards that will showcase natural gas efficiency and reduce energy use by 25 percent over buildings that merely meet code requirements. Union Gas is also developing its first comprehensive energy conservation plan for 60 existing buildings, an 800-vehicle fleet, and compressor and station heaters in Ontario.

As part of our McMahon gas processing facilities in Taylor, British Columbia, cogeneration units provide both process steam and electricity, representing a significant effort in energy conservation. Historically, these gas processing facilities' energy requirements were met by conventional steam boilers and imported electricity. The cogeneration units significantly reduce line losses in the regional electric grid and offset emission profiles from previously utilized electricity and steam generation sources.

2007 Total Indirect Greenhouse Gas (GHG) Emissions – CO_2 Equivalent



Total Indirect GHG Emissions
1.42 TOTAL
0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
Million CO_2e Metric Tons
Western Canada Transmission & Processing
U.S. Transmission
Union Gas

2007 Total Air Emissions



Volatile Organic Compounds (VOC)
2,060 TOTAL
Carbon Monoxide (CO)
12,023 TOTAL
Sulphur Dioxide Emissions (SOx)
19,179 TOTAL
Nitrogen Dioxide Emissions (NOx)
25,400 TOTAL
Total Air Emissions
58,662 TOTAL
0
10,000
20,000
30,000
40,000
50,000
60,000
Metric Tons
Western Canada Transmission & Processing
U.S. Transmission
Union Gas

2007 Electricity Usage



1,581,019 TOTAL
0
200,000
400,000
600,000
800,000
1,000,000
1,200,000
1,400,000
1,600,000
Megawatt Hours
Western Canada Transmission & Processing
U.S. Transmission
Union Gas

Note: For Western Canada Transmission & Processing's Midstream business (which represents <8% of the total), the 2007 electricity data was not available, so 2006 was used.

Union Gas Partners with Hamilton Health Sciences

In 2008 Union Gas is providing $200,000 in funding to Hamilton Health Sciences (HHS) to support the hospital's natural gas conservation efforts. HHS, the second largest hospital in Ontario, is implementing the largest collection of energy efficiency retrofit projects ever undertaken in a Canadian hospital and expects to realize an astounding annual savings of 3.7 million cubic meters of natural gas and 11 million kilowatt hours of electricity.

CHAMPIONING ENERGY CONSERVATION FOR OUR STAKEHOLDERS

We also promote energy efficiency for our customers and support their efforts to realize related cost savings. Over the past 10 years, Union Gas has delivered savings to retail, commercial and industrial customers through demand side management services. The program, approved by the Ontario Energy Board, provides financial incentives for Union Gas to promote customers' energy conservation efforts. In 2007 Union Gas' demand side management program served almost 339,000 residential customers and achieved impressive results: 396 homes were labeled Energy Star as a result of Union Gas incentives and education, 13.3 million cubic meters of natural gas were saved and over 28,000 low-income customers received support for energy conservation.

Our expanded services for industrial and commercial customers include audits, training, new building construction advice and building retrofit programs. In 2007 alone, Union Gas provided $2.2 million in incentive funding to help over 119,000 commercial and industrial customers save over $25 million in costs by avoiding 76 million cubic meters of natural gas usage. The program has achieved a 33 percent decline in average natural gas use per residential customer. Over 10 years, the Union Gas demand side management program has saved a total of 540 million cubic meters of natural gas for its customers, reducing equivalent CO_2 emissions by over one million metric tons.

Greater energy efficiency reduces emissions, so encouraging energy efficiency plays an important role in our approach to climate change. For example, we partnered with Enpower Corp., a partnership of Pristine Power and Enmax, to create two new waste heat recovery projects connected to our existing natural gas compressors at Savona and 150 Mile House on our main pipeline in British Columbia. These projects use the heat generated by our compressors to create clean electricity. Together, the two projects will generate enough clean electricity to support more than 10,000 homes, offsetting approximately 25,000 metric tons of greenhouse gas emissions each year.

PIONEERING CARBON CAPTURE AND STORAGE

Since the mid 1990s, we have incorporated carbon capture and storage and acid gas reinjection processing services (CCS/AGR) into a number of our facilities in Western Canada. This service, which removes naturally occurring CO_2 and hydrogen sulfide from natural gas, has resulted in a cumulative reduction in carbon emissions of 800 metric kilotons from inception.

Western Canada Carbon Capture and Storage Projects

Facility	Metric Kilotons CO_2 per Year
Kwoen	133.3
Brazeau	31.0
Jedney 1	18.4
Jedney 2	22.5
Gordondale	10.6
Pouce Coupe	5.1
Sikanni	0.16
Fourth Creek	3.1



The Kwoen facility in Northeast British Columbia is one of the largest CCS/AGR operations in North America, injecting 133 metric kilotons of CO_2 per year. The Kwoen facility, which is more than five times the size of typical AGR facilities currently in operation, has been recognized by the Intergovernmental Panel on Climate Change's special report on carbon capture and storage. Our Western Canadian operations continue to work with our partners in government, academia and industry to further evolve the technology, and we are investigating further deployment of this technology in the Fort Nelson, British Columbia, region on a much larger scale – about ten times that of our Kwoen facility.

ACTIVELY INFLUENCING CLIMATE CHANGE POLICY

Our leaders are actively shaping the policy debate on climate issues at the federal level in both the U.S. and Canada through our participation in industry groups and including our governmental and non-governmental partnerships. Greg Ebel, our chief financial officer and chief executive officer-elect, serves on the board of directors and executive committee of the Interstate Natural Gas Association of America. Julie Dill, president of Union Gas, chairs the Canadian Gas Association and serves on the board of directors for the American Gas Association.

Through active involvement in organizations like these, we support the development of a federal climate change program that accomplishes the following:

- Recognizes the positive role of natural gas in a carbon-constrained economy
- Replaces the assortment of state, provincial and regional measures that are emerging
- Reaches all sectors of the economy
- Adopts an economy-wide, market-based approach that encourages a range of actions to limit greenhouse gas emissions such as increased efficiency, technological innovation and conservation
- Supports research and development for various advanced technologies that increase efficiency of end-use consumption and sequester CO_2
- Uses existing established and approved greenhouse gas quantification and reporting methodologies, particularly those already accepted in mandatory government reporting

DEVELOPING INFRASTRUCTURE TO SUPPLY NATURAL GAS

Demand for clean-burning natural gas is increasing. Gas-generated electricity emits less than half the CO_2 of coal-fired electricity generation. Our continued development of infrastructure, like the $1 billion we invested in expansion projects in 2007, helps meet the demand for gas-fired electricity generation; our ongoing expansion plans include more than $1 billion in annual infrastructure investments through 2010.



Spectra Energy employees (from left) Daniel Tran, Doreen Wrick, Blake Bowyer, Sue Malcolm, and Allen Perry.

Value and Energize Our People

We intend to fuel our growth by providing a positive work environment that taps the unique talents of our diverse workers, encourages their development and inspires their commitment to our mission of delivering important energy services.

BUILDING A HIGH-PERFORMANCE ORGANIZATION

We are developing a high-performance environment in which we continue to build a talented workforce with the competencies needed to execute our business strategy well into the future.

"We set ambitious goals for our operational excellence, economic returns and expansion projects, and our dedicated, talented people deliver. They are responsible for our success and for securing our place as an industry leader."
– Fred J. Fowler, president and chief executive officer

Management Systems

We are laying a foundation to manage and optimize our performance. New systems address basic employee information platforms, such as compensation and benefits; performance and learning management; career and succession planning; and staffing and workforce planning. We combined several key functions under the umbrella of Talent Management, including staffing and workforce planning; learning, development, and performance; and diversity and inclusion.

Workforce Planning and Recruitment

In 2007 we implemented a new workforce planning process that helps leaders assess and communicate workforce requirements. In 2008 each business unit developed a workforce action plan to help identify and forecast staffing and training priorities over the next two to three years.

We recruit at a wide range of schools in Canada and the U.S., and we committed over $400,000 in 2007 in Spectra Energy Foundation funds to support student development programs, scholarships and other special programs at numerous educational institutions.

Partnering with Educational Institutions

Through the Spectra Energy Foundation, we contribute resources and foster mutually beneficial relationships with educational institutions that prepare potential workforce candidates. For example, we supported the Rice University National Association of Women MBA's Women in Leadership Conference. We donated $7,500, as well as the expertise of Laura Buss Sayavedra, chief financial officer for Spectra Energy Partners, who served as a member of their panel discussing the importance of a strategic approach to sustainability. Another good example is our support of Prairie View A&M's Summer Bridge Program in Texas. We donated $5,000 in support of their efforts to give incoming engineering freshmen a foundation in key subjects, like calculus and physics.

Our intern programs at the college and high school levels not only prepare students for careers with us, but also support education in our communities and ensure educational institutions have the resources to prepare students for future success.

We develop relationships with targeted community organizations that assist us in hiring. For example, we work with companies that help veterans find jobs. We support career fairs, resume writing workshops and learning events for organizations like the Hispanic Alliance for Career Enhancement.

Hispanic Alliance for Career Enhancement

In May 2008 we hosted a recruitment event for the Hispanic Alliance for Career Enhancement (HACE) to broaden our outreach efforts and highlight our organizational culture, career tracks and benefits. HACE's national outreach strategy employs a model emphasizing relationship building and mentoring to connect employers with Latino professionals where they live and work. HACE connects members to one another, to resources and to new environments to fulfill their career objectives.

About 100 HACE members participated in the recruiting event at our Houston headquarters. Participants networked with our leaders and our audit, engineering and accounting professionals. Guest speakers and a panel of our leaders welcomed participants and discussed the unique experience that we offer as an employer of choice.



HACE recruiting event attendees: (from left) Ernie Watts, Andrea Saenz, Jim Pruett, Dr. Robert Rodriguez (HACE Chairman) and Diane Abel.

Compensation and Benefits

We offer competitive compensation packages and regularly evaluate base salaries and incentive pay against market surveys and other relevant indicators. Substantial incentive pay rewards our employees for achieving and surpassing individual, team and business objectives, including environmental, social and other performance metrics. Our 2007 objectives focused on safe operations, maintenance costs, and diversity and inclusion. Our flexible benefits provide a wide range of choices valued by today's workforce, such as domestic partner benefits, elder care, spending accounts, adoption assistance and a matching gifts program.

Employee and Leadership Development

Our performance management system reinforces our high-performance competencies and provides a systematic approach for creating personal development plans, evaluating performance and determining compensation. Managers and their direct reports continue to design personal development plans collaboratively, and eligible employees participate in performance reviews.

We will complete implementation of our new learning management system in 2008 to aid in delivering, tracking, and assessing employee learning and development. The links between the learning management and performance management systems give employees an easy line of sight between learning opportunities and developmental programs, allowing them to take accountability for their own development.

Informal and formal mentoring programs and company networks help employees enhance their development and performance through the transfer of critical skills and knowledge. Company networks, such as our Leadership Development Network and Business Women's Network, provide forums for employees to practice leadership skills in a safe environment and network with leaders and peers.

We continually build leadership skills in our workforce. In 2007 more than 900 managers and supervisors came together in our *Leading a High-Performance Organization* sessions to focus on strategy, execution, excellence and accountability. Our Emerging Leaders program prepared 57 individual contributors for future supervision and management roles. We also launched our *Rising Leaders* program, in which select employees gain leadership depth and versatility, in partnership with Southern Methodist University's Cox School of Business.

COMMUNICATING WITH OUR EMPLOYEES

We promote open and honest communications with employees. Our senior leadership hosts quarterly meetings with question-and-answer sessions at varying sites to engage employees in business trends, strategies and performance results. Our intranet site provides employees with in-depth, updated company information.

Employee Opinion Survey

We encouraged all full-time, regular employees to participate in our first employee opinion survey as a new company in 2007, and 75 percent responded, well above the best practices benchmark of 65 percent. The results help us determine our progress on indices such as employee engagement, diversity and inclusion, ethics and compliance, as well as our work toward becoming a high-performance organization. Our overall employee satisfaction results showed a 67.5 percent positive response, and our high performance index returned 68 percent. Our ethics and compliance index scored 68.2 percent, and diversity and inclusion scored 69.3 percent.

Survey results demonstrate organization-wide challenges regarding simplification and consistency of work processes and systems, career and professional growth and development opportunities, knowledge sharing across generations in our workforce, and employee retention and engagement. In response to those challenges:

- We are simplifying work processes and measuring our progress
- Our new performance management system helps employees identify learning programs that address development needs
- We are completing a knowledge sharing model to address our needs related to a segment of our workforce nearing retirement
- We established company-wide incentive goals for engagement and retention across a number of dimensions

While we share many issues and challenges across the entire organization, the survey helps us support our three distinct business units: Union Gas; Western Canada Transmission and Processing; and U.S. Transmission and corporate headquarters. Through the survey, we stay in touch at the area and regional levels, as well, so that smaller groups retain their voice.


Corporate
7%
Western Canada
Transmission &
Processing
21%
U.S. Transmission
29%
Union Gas
43%


U.S.
35%
Canada
65%

EMBEDDING DIVERSITY AND INCLUSION THROUGHOUT THE ORGANIZATION

We strive to weave diversity and inclusion into the fabric of our everyday business and build an environment in which differences are valued. This dedication is evident in our Charter, human resources policies, support of employee resource networks and high-performance competencies. We value all of the demographic dimensions that make us unique and powerful human beings – race and ethnicity, gender, sexual orientation, age and generational differences, life and work experiences, perspectives, cultures, thinking and communication styles and more. An inclusive environment encourages all employees to contribute their unique perspectives and capabilities and fully engages a diverse workforce in achieving superior business results. Inclusion fosters trust, a cornerstone for employees to take risks and put forward new ideas.

In 2007 we assessed the progress of diversity and inclusion initiatives in the organization using employee opinion survey results, focus groups with cross-sections of employees, self-assessments of company executives on diversity awareness and a review of organizational demographics. As a result, we developed a diversity strategy for 2008 implementation that includes new diversity and awareness education programs, targeted recruitment goals for under-represented employees and a workforce development plan and process for attracting, engaging, and retaining diverse employees.

Diversity and inclusion extends to our relationships with our stakeholders. Our commitment to becoming a Community of Respect™ is just one example of how we create diverse business partnerships.

Community of Respect™

In support of our Charter value of respect for the individual and our diversity and inclusion efforts, we signed an intent form with the U.S. Anti-Defamation League (ADL) to become a Community of Respect™. Businesses, institutions and organizations participating in the program sign a Resolution of Respect, complete three activities that create a welcoming atmosphere for diversity and submit documentation of these activities to the ADL.

UNIONS AND COLLECTIVE AGREEMENTS

We have active trade unions in our Western Canada and Union Gas businesses. Collective bargaining agreements cover 1,509 employees, or 29 percent of our workforce.

ENSURING HEALTH, SAFETY AND WELL-BEING

The Operate Responsibly, Reliably and Safely section beginning on Page 20 of this report speaks to our passion for safety. We also value and encourage the health and well-being of our workforce. Our efforts, which vary from region to region, to promote healthy lifestyles include preventive health care benefits, wellness programs and smoke-free work environments. We also organize annual fitness drives that motivate employees across the organization to increase their physical activity.

We help our people plan for disasters, advocating cold weather precautions in some areas and hurricane preparedness in others. Additionally, by the end of 2008, all corporate functions and business units will implement pandemic response plans.

Our Employee Assistance Program, a professional, confidential service, helps employees resolve personal concerns, offering short-term counseling for a broad range of issues and providing referrals to other personal and family services, as needed.



CAP team members and sponsors: (from left) Inmaculada Calzado, Chris Burris, Justin Rencurel, Chris Harvey, Erin Petkovich, Michael Landrum (sponsor), Laura Buss Sayavedra (executive sponsor) and Craig Hicks.

DEVELOPING OUR FUTURE LEADERS

The Commercial Associates Program (CAP) is a premier leadership development program we offer to a select group of high-potential graduates of MBA programs who are pursuing careers in commercial and general management functions. Through six-month rotations across various functional areas over two years, participants build new relationships while engaging in a breadth of high-profile, challenging assignments and leadership opportunities.

ENHANCING THE TRADES AND TECHNOLOGY WORKFORCE

We continue to support the Northern Opportunities initiative that we founded (as Duke Energy) in 2002 with a $1 million endowment. Northern Opportunities, in Northeast British Columbia, is a community-driven, collaborative partnership between industry, community, Northern Lights College, First Nations and the Fort Nelson, Peace River North and Peace River South school districts. These groups work together to encourage young people to pursue careers in trades and technology, introducing students to local industries and providing a seamless learning pathway from secondary school to post-secondary trades and technology training and careers.

Northern Opportunities mobilizes the community around student achievement, literacy, lifelong learning and success in trades and technology. The group targets children currently in secondary school with a special focus on children who are at risk for early withdrawal from school or who would benefit from alternative education opportunities. The initiative supports students through financial incentives, promotion of parental engagement, mentoring, counseling and other services that recognize the diversity of students and their needs.



Our employee volunteers gather for a group photo before attending a United Way campaign kick-off event.

Support and Engage Our Communities

We are privileged to be part of the fabric of thousands of communities across North America. As a responsible, responsive corporate steward, we respect the unique qualities of each, and we contribute on many levels: from delivering cost-effective energy services and spurring local economic development to encouraging spirited employee volunteers and directing corporate philanthropy to pressing community needs.

SUPPORTING LOCAL ECONOMIC DEVELOPMENT

We enrich the communities we serve by bringing natural gas supply to points of need and providing energy efficiency solutions.

Taxes and Wages

In 2007 we paid or accrued $701 million in local, state or provincial, and federal taxes, which governments use to support infrastructure development, education and public services. We also contributed to local economies through $777.3 million in employee wages and benefits.

Spending on Local Goods and Services, Supplier Diversity

Where feasible, we purchase goods and services locally and invite local contractors and suppliers to participate in projects through competitive bidding. We provide equal opportunity to small, minority and women-owned businesses. In 2007 we established our Supplier Diversity Program to seek and build relationships proactively with diverse vendors and suppliers that provide quality, competitively-priced commodities and services.

2007 Supplier Diversity Summary

(Dollars in millions)

Women-Owned	$8.4
Small Business	$65.5
Minority Institution	$1.6
Total Spend[1]	$74.0

[1]Certain businesses qualify under multiple categories.

Supply-Chain Spending

(Dollars in millions)

U.S. Transmission	$1,283.1
Union Gas	$458.7
Western Canada Transmission & Processing	$397.3
Consolidated	$2,139.1

COMMUNITY STEWARDSHIP

We are actively involved in the communities we serve.

Stakeholder Consultation and Impact Assessments

Beginning early in project development and throughout operations, we engage our community stakeholders to understand and respond to their concerns. We have formal processes in place to assess and monitor our impact on communities, and we conduct environmental and social impact assessments for new projects and ongoing operations in consultation with local stakeholders and in accordance with government regulations.

Aboriginal Relations

We foster long-term relationships based on understanding and mutual benefit with the Canadian Aboriginal people, businesses and communities in our operating areas.

Our Aboriginal relations strategy focuses on four key areas:

- Education and consultation
- Economic development
- Capacity building
- Relationship building

We support Aboriginal communities through scholarships and contributions to charitable organizations. We engage Aboriginal governments, contractors, elders and others in our projects and associated economic opportunities, and we promote efforts to develop the capacity of Aboriginal communities. We expect our contractors to demonstrate similar dedication.

Employment Equity

We recognize the compelling business advantages that a diverse workforce offers. In our Canadian operations, we promote employment equity, which refers to Canadian policies that require or encourage preferential treatment in employment practices for women, people with disabilities, Aboriginal people and visible minorities. In Western Canada, we have developed partnerships with six community organizations that provide employment support to these groups.


FREE
energy saving kit
$35 value

Union Gas Helps Aboriginal Communities Conserve Energy

In September 2007 Union Gas and Six Nations Natural Gas partnered to present an energy conservation night for the residents of the Six Nations community. In addition to practical tips and guidance, attendees received Union Gas home energy conservation kits.



Support for STARS

Western Canada Transmission & Processing donated $200,000 to the Alberta Shock Trauma Air Rescue Society (STARS).

Diverse Recruiting Combats Labor Shortages

While many employers are facing labor shortages in areas of Canada, our diverse recruiting efforts have uncovered a great labor resource through our partnerships with programs that help skilled immigrants who are ready to work but have been passed over by traditional hiring practices.

In British Columbia, we partner with S.U.C.C.E.S.S., an immigrant and employer-serving agency. Since 2006 we have supported a pilot program with S.U.C.C.E.S.S. aimed at creating employability for under-utilized immigrant engineers. The participants gain experience throughout a six-week work program in our technical services department, and we gain access to a talented pool of enthusiastic workers. Not only have we hired full-time, permanent employees from this program, but we have also been instrumental in placing S.U.C.C.E.S.S. engineers with industry partners.

In Alberta, we participate in the Bow Valley Immigrant Work Experience Program, offered by Bow Valley College in Calgary. The College provides skilled immigrants with training and experience – through a 10-week, intensive job training course, followed by a six-week internship. Successful students complete the program prepared to enter the workforce with a Canadian employer reference, and we are able to retain the best of these valuable workers.

The relationships we build through these programs increase our pool of talented candidates in the midst of labor shortages.

INVESTING IN COMMUNITIES

Corporate Philanthropy

In 2007 we gave back more than $5.5 million to our communities, mainly through our matching gift programs, employee and retiree volunteerism, and our Spectra Energy Foundation. The Foundation provides annual funding to nonprofit organizations and governmental entities, investing strategically in the programs and activities that best support the communities we serve. Our philanthropic giving is focused primarily in these areas:

- Educational attainment – providing youth the broadest options for their future
- Community vitality – contributing to healthy, successful communities
- Competitive workforce – helping our communities build a highly skilled employee base

For example, we fund a number of scholarship programs, including supporting the educational aspirations of our employees' children. Each year we ask an external committee of judges to select 10 of our employees' children to receive scholarships of up to $5,000 each year for four years of study at an accredited college or university in the U.S. or Canada. Two additional students receive one-time scholarships of $2,500.

Employee and Retiree Giving

We encourage our employees and retirees to give back to communities through dollar-for-dollar matching of their gifts to charitable organizations, up to $5,000 annually. In 2007 employees and retirees contributed more than $1 million to United Way, which amounted to more than $2 million with matching funds.

Volunteerism

Our employees volunteer year-round, especially during our annual Helping Hands in Action volunteer drive. In 2007 employees logged 38,810 hours in community volunteer efforts. We offer "sweat-equity" funding for volunteer projects in which employees provide the labor and our grants fund related project supplies. We also give volunteer grants to eligible charitable organizations on behalf of employees serving on boards or committees of charitable organizations.

Helping Communities in Need

We respond to local emergencies in the areas where we operate. When tornadoes transformed nine Kentucky counties into disaster areas in February 2008, employees at our Tompkinsville and Danville compressor stations responded by giving their time and labor to various relief efforts and presenting the local tornado relief shelter with much needed supplies and a check for $5,000. In response to the devastation that hurricanes Gustav and Ike caused in our communities, our Foundation donated $100,000 to the American Red Cross and set aside funds to match employee donations.



2007 Spectra Energy Giving
General Philanthropic Giving (Non-Foundation Cash) 8%
Employee Donations 2%
Employee & Retiree United Way Pledges & Gifts 18%
Employee & Retiree Matching Gifts 3%
Employee & Retiree Volunteer Time Value 13%
Focused Philanthropic Giving (Spectra Energy Foundation) 56%

2007 Community Impact by the Numbers

(Dollars in millions)

$701	Taxes
$0.6	Investment in safety initiatives
	Philanthropic Investment
$3.5	Spectra Energy Foundation philanthropic giving
$1.0	Employee & retiree United Way pledges & gifts
$0.2	Employee matching gifts and in-kind goods
$0.8	Employee volunteerism in-kind
$5.5	TOTAL Community Investment
	Community Improvement Projects
86	Western Canada Transmission & Processing
59	U.S. Transmission
92	Union Gas
237	TOTAL Community Improvement Projects

Appendix A: Awards and Recognition

RECOGNITION OF OUR VALUABLE LEADERSHIP

Julie Dill, president of Union Gas, serves on the boards of the Canadian Gas Association (CGA), American Gas Association (AGA) and the Ontario Energy Association and is a member of the Ontario Minister of Energy's Advisory Council. This representation allows us to contribute to dialogue on Canadian regulatory and governmental initiatives that may impact the energy sector. Julie was also recently elected Chair of the CGA.

The Interstate Natural Gas Association of America (INGAA) trade organization advocates for the natural gas pipeline industry in North America. Greg Ebel, our chief financial officer and chief executive officer-elect, serves on INGAA's board of directors and executive committee. Greg Rizzo, group vice president for our U.S. Regulatory and Project Management Office, has been named to INGAA Foundation's executive committee, the organization's governing body.

RECOGNITION OF OUR COMMITMENT TO EMPLOYMENT EQUITY

Jean-Pierre Blackburn, Minister of Labour, Minister of the Economic Development Agency of Canada for the Regions of Quebec, recognized the contributions of our Western Canadian operations in achieving an inclusive workplace under the Employment Equity Act.

RECOGNITION OF OUR SAFETY PERFORMANCE

We earned the 2007 AGA Safety Achievement Award for achieving the lowest DART (Days Away, Restricted, or Transferred) incident rate among transmission companies with more than 1,500 employees.

Union Gas earned the AGA's Accident Prevention Certificate for 2007 by achieving a total Occupational Safety and Health Administration rate of injuries and illnesses below the industry average for their company size.

Gas Processing Association Canada (GPAC) presented certificates of recognition to 17 of our Western Canada Transmission and Processing facilities for having zero lost time injuries in 2007. The McMahon Gas Plant received the top award in the greater than 100,000 man-hours category for 250,766 hours in 2007 without a lost time injury.

The National Business Aviation Association recognized Spectra Energy with its most prestigious award, the 50 Year Safe Flying Achievement Award, which acknowledges members that have flown 50 years or more without an accident. We are currently in our 55th year of safe air travel.

The Burlington Northern Santa Fe Railway Company awarded their Annual Product Stewardship Award to our Empress Plant in Western Canada for their safe transportation of hazardous materials.

RECOGNITION OF OUR COMMITMENT TO SUSTAINABILITY

We were added to the Dow Jones North America Sustainability Index in 2008. Qualification criteria included corporate governance, environmental standards, climate change policy, risk management, supply chain standards, labor practices and employee development.

The Carbon Disclosure Project named us to their U.S. S&P 500 Carbon Disclosure Leadership Index (CDLI) for carbon-intensive industries. Companies selected for the CDLI have demonstrated superior transparency and accountability by publicly disclosing detailed climate change strategies.

Appendix B: Data Tables

2007 Health and Safety Performance Data

Health & Safety Data 2007	Spectra Energy[1]		Western Canada Transmission & Processing		U.S. Transmission		Union Gas		Canada		U.S.	
			By Business Unit						By Country			
Hours Worked	9,805,289		1,973,021		3,854,151		3,978,117		5,951,138		3,854,151	
Work Ratio (Percentage of Employee Hours)	100%		20%		39%		41%		61%		39%	
Fatalities	0		0		0		0		0		0	
	Target	Actual	Target	Actual	Target	Actual	Target	Actual	Target	Actual	Target	Actual
Employee Lost Workday Case Rate[2]	0.77	0.67	0.63	0.71	0.21	0.52	1.36	0.80	.68	0.47	.21	0.52
Employee Total Incident Case Rate[3]	2.40	2.24	1.83	2.74	1.00	1.14	3.73	3.07	1.88	1.80	1.00	1.14
Employee Vehicle Incident Case Rate[4]	3.88	3.56	4.78	5.27	2.91	2.21	5.01	5.12	2.99	3.14	2.91	2.21

1 Data excludes our non-operated joint venture DCP Midstream.
2 Employee Lost Workday Case Rate = Number of Lost Workday Cases multiplied by 200,000 hours and divided by actual hours worked.
3 Employee Total Incident Case Rate = Number of injuries multiplied by 200,000 hours and divided by actual hours worked.
4 Employee Vehicle Incident Case Rate = Number of vehicle accidents multiplied by 1,000,000 miles and divided by actual miles driven.

2007 Spectra Energy Workforce Statistics Report

Workforce Statistics 2007[2]	Spectra Energy[1]	Western Canada Transmission & Processing	U.S. Transmission[3]	Union Gas	Corporate	Canada	U.S.
		By Business Unit				By Country	
Total Employees	5,165	1,079	1,496	2,247	343	3,365	1,800
Bargaining Unit Employees	1,509	517	0	992	0	1,509	0
Bargaining Unit Employee Percentages	29.2%	47.9%	0.0%	44.1%	0.0%	44.8%	0.0%
Total Management	944	147	259	438	100	598	346
Total Females	1,482	228	258	830	166	1,069	413
Total Female Management	207	19	41	114	33	134	73
Females as a Percentage of Total	28.7%	21.1%	17.2%	36.9%	48.4%	31.8%	22.9%
Female Managers as a Percentage of Management	21.9%	12.9%	15.8%	26.0%	33.0%	22.4%	21.1%
Total Minorities	N/A	N/A	202	N/A	128	N/A	330
Total Minority Management	N/A	N/A	28	N/A	21	N/A	49
Minorities as a Percentage of Total	N/A	N/A	13.9%	N/A	37.3%	N/A	18.3%
Minorities as a Percentage of Management	N/A	N/A	11.4%	N/A	21.0%	N/A	14.2%
Voluntary Turnover Rate	4.5%					3.9%	5.5%

1 Data excludes our non-operated joint venture DCP Midstream.
2 Ethnic diversity data is not captured in Canada.
3 U.S. Transmission includes 39 Canadian employees from the Maritimes & Northeast Pipeline. These employees were not included in the minorities as a percentage of workforce or management calculation, as minority data is not tracked in Canada.

Appendix B: Data Tables

2007 Environmental Performance Data

Environmental Data 2007	Spectra Energy[1]	By Business Unit			By Country	
		Western Canada Transmission & Processing	U.S. Transmission	Union Gas	Canada	U.S.
Greenhouse Gas (GHG) Emissions[1]						
Thousand Metric Tons CO_2e						
Carbon Dioxide (CO_2)	6,540.6	4,070.4	2,207.2	263.0	4,333.4	2,207.2
Methane (CH_4)	5,148.2	357.7	4,297.9	492.6	850.3	4,297.9
Nitrous Oxide (N_2O)	94.9	18.3	73.5	3.1	21.4	73.5
Total Direct GHG Emissions[2]	11,783.7	4,446.4	6,578.6	758.7	5,205.1	6,578.6
Indirect GHG Emissions	1,417.2	235.1	1,178.5	3.6	238.7	1,178.5
Total Direct and Indirect GHG Emissions	13,200.9	4,681.5	7,757.1	762.3	5,443.8	7,757.1
Carbon Intensity[3]						
Metric tons CO_2e per million cubic feet of natural gas throughput.	3.67					
Energy Consumption[4]						
Thousand Megawatt Hours						
Electricity Use	1,581.1	365.0	1,200.8	15.3	380.3	1,200.8
Air Emissions						
Thousand Metric Tons						
NOx Emissions	25.4	13.6	10.8	1.0	14.6	10.8
SOx Emissions	19.1	19.1	0.0	0.0	19.1	0.0
Carbon Monoxide (CO)	12.1	5.7	6.1	0.3	6.0	6.1
Volatile Organic Compounds (VOC)	2.0	1.4	0.6	0.0	1.4	0.6
Total Air Pollutant Emissions	58.6	39.8	17.5	1.3	41.1	17.5
Waste Generation[5]						
Thousand Metric Tons						
Hazardous Waste	3.6	2.8	0.6	0.2	3.0	0.6
Spills (Frequency)	33	18	15	0	18	15
NOVs	7	0	7	0	0	7
Fines	$8,500		$8,500			$8,500

1 Spectra Energy does not emit SF6, HFCs or PFCs, greenhouse gases covered by the Kyoto Protocol but not reported here. Data excludes our non-operated joint venture DCP Midstream.
2 Direct emissions are reported on operational control basis.
3 Carbon Intensity calculation consists of scope 1 & 2 emissions (scope 1 based on operational control) divided by overall Spectra Energy natural gas throughput.
4 Western Canada Transmission & Processing's Midstream segment (which represents <8% of the total) used 2006 data as an estimate for 2007.
5 Union Gas used 2006 data as an estimate for 2007. Union Gas represents approximately 5% of the total hazardous waste quantity.

Appendix C: GRI Index

This index and a more detailed index on our Web site at spectraenergy.com provide the locations to find information that relates to the *Global Reporting Initiative* (GRI) indicators defined by the G3 Sustainability Reporting Guidelines Version 3.0 (G3). With this report and online disclosures, we believe we meet GRI Application Level B.

CATEGORY	DESCRIPTION	GRI INDICATOR	WHERE REPORTED
Strategy and Analysis			
	CEO statement	1.1	Pages 2-3
	Key impacts, risks and opportunities	1.2	Pages 8-13
Organizational Profile			
	Organizational profile	2.1 – 2.9	Pages 4-7, Web site
	Awards received	2.10	Page *i*
Report Parameters			
	Report profile	3.1 – 3.4	Page 1, Web site
	Report scope and boundary	3.5 – 3.11	Pages 1, 8, *ii-iii*, Web site
	GRI content index	3.12	Page *iv*, Web site
	Assurance	3.13	Web site
Governance, Commitments and Engagement			
	Governance	4.1 – 4.10	Pages 16-19, Web site
	Commitments to external initiatives	4.11 – 4.13	Pages 16-19, 23-24, *i*, Web site
	Stakeholder engagement	4.14 – 4.17	Pages 13-15, Web site
Disclosure on Management Approach			
	Economic		Pages 10-19
	Environmental		Pages 26-31
	Labor prices		Pages 32-37
	Human rights		Pages 32-37, Web site
	Society		Pages 38-41
	Product responsibility		Pages 20-25, Web site
Economic			
	Economic performance	EC1 – EC4	Pages 10-13, Web site
	Market presence	EC5 – EC7	Pages 4-7, Web site
	Indirect economic impacts	EC8 – EC9	Pages 10-13, 38-41, Web site
Environmental			
	Materials	EN1 – EN2	Web site
	Energy	EN3 – EN7	Pages 28-31, *iii*, Web site
	Water	EN8 – EN10	Web site
	Biodiversity	EN11 – EN15	Page 27, Web site
	Emissions, effluents, and waste	EN16 – EN25	Pages 26-31, *iii*, Web site
	Products and services	EN26 – EN27	Pages 26-31, Web site
	Compliance	EN28	Page *iii*, Web site
	Transport	EN29	Web site
	Overall	EN30	Web site
Social			
	Employment	LA1 – LA3	Pages 32-35, *ii*, Web site
	Labor/management relations	LA4 – LA5	Pages 36, *ii*, Web site
	Occupational health and safety	LA6 – LA9	Pages 20-25, 36, *ii*, Web site
	Training and education	LA10 – LA12	Pages 32-37, Web site
	Diversity and equal opportunity	LA13 – LA14	Page 36, Web site
	Human rights practices	HR1 – HR3	Web site
	Non-discrimination	HR4	Web site
	Freedom of association and collective bargaining	HR5	Web site
	Child labor	HR6	Web site
	Forced and compulsory labor	HR7	Web site
	Security practices	HR8	Web site
	Indigenous rights	HR9	Page 39, Web site
	Community	SO1	Pages 38-41, Web site
	Corruption	SO2 – SO4	Page 18, Web site
	Public policy	SO5 – SO6	Page 19, Web site
	Anti-competitive behavior	SO7	Web site
	Compliance	SO8	Web site
	Consumer health and safety	PR1 – PR2	Pages 24-25, Web site
	Product and service labeling	PR3 – PR5	Web site
	Marketing communications	PR6 – PR7	Web site
	Customer privacy	PR8	Web site
	Compliance	PR9	Web site

Spectra Energy
5400 Westheimer Court
Houston, Texas 77056

spectraenergy.com

114.24 trees preserved for the future

329.88 lbs waterborne waste not created

48,526 gallons wastewater flow saved

5,369 lbs solid waste not generated

10,572 lbs net greenhouse gasses prevented

80,920,000 BTUs energy not consumed

Source: Mohawk Fine Papers

Spectra Energy Corp
5400 Westheimer Court
Houston, TX 77056-5310
713.627.5400 main

Mailing Address:
P.O. Box 1642
Houston, TX 77251-1642

Spectra Energy

December 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Spectra Energy Corp Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

This letter is to inform you that Spectra Energy Corp (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2009 annual meeting of stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from the California State Teachers' Retirement System (the "Proponent"). The Proposal requests that the Board of Directors of the Company (the "Board") prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the Company's operations; and that the Company should submit this report to shareholders by December 31, 2009. The Proponent's letter setting forth the Proposal is attached hereto as Attachment A.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance of the Commission concur in our opinion that the Proposal may be properly excluded from the 2009 Proxy Materials for the reasons set forth below. This letter and its attachments are being submitted by email to shareholderproposals@sec.gov in compliance with Staff Legal Bulletin 14D (Nov. 7, 2008) and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). A copy of this letter and its attachments simultaneously is being sent by email to the Proponent as notice of the Company's intent to omit the Proposal from the Company's 2009 Proxy Materials. The Company intends to file its definitive 2009 Proxy Materials with the Commission no earlier than March 15, 2009. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not later than 80 days before the Company intends to file its 2009 Proxy Materials.

The Company

In January 2007, the Company was created as a new public company by the spin-off by Duke Energy Corporation of its natural gas pipeline business to its shareholders. The Company, through its subsidiaries and equity affiliates, owns and operates a large and diversified portfolio of complementary natural gas-related energy assets. The Company operates in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. The Company provides transportation and storage of natural gas to customers in various regions of the northeastern and southeastern United States, the Maritime Provinces in Canada, the Pacific Northwest in the United States and Canada, and in the province of Ontario, Canada. The

Company also provides natural gas sales and distribution services to retail customers in Ontario, and natural gas gathering and processing services to customers in Western Canada. In addition, the Company owns a 50% interest in DCP Midstream, LLC, one of the largest natural gas gatherers and processors in the United States.

The Proposal

The terms of the Proposal are as follows:

"RESOLVED:

Shareholders request that the Board of Directors prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations; and that the company should submit this report to shareholders by December 31, 2009. Such a report will omit proprietary information and be prepared at reasonable cost."

Discussion

In November 2008, the Company issued, and delivered to its shareholders, its 2007-2008 Baseline Sustainability Report (the "Sustainability Report"). The Sustainability Report focuses on the economic, social and environmental impact of the Company's operations during 2007, the Company's first year of operations as a stand-alone company. The Company anticipates that the Sustainability Report, which can be found on the Company's website at: www.spectraenergy.com/our_responsibility/, and is attached hereto as Attachment B, will be followed by a similar report in 2010, and biannually thereafter.

In its Sustainability Report, the Company sets forth its approach to climate change and its past and present efforts to reduce its emissions of greenhouse gases. As a baseline report, the Sustainability Report disclosed the Company's aggregate greenhouse gas footprint, disclosed quantitatively the amount of greenhouse gas reductions achieved through recent conservation efforts, discussed the Company's approach to climate change, discussed the Company's establishment of a baseline to permit the Company to measure the progress of its greenhouse gas reduction efforts and outlined the Company's most significant programs to reduce greenhouse gas emissions. *See* the Sustainability Report, pages 28-31.

The Company is also a participant in the Carbon Disclosure Project, a global initiative to collect and catalogue data from corporations relevant to climate change. The Carbon Disclosure Project named the Company to its U.S. S&P 500 Carbon Disclosure Leadership Index (the "CDLI") for carbon-intensive industries. Companies selected for the CDLI have demonstrated superior transparency and accountability by publicly disclosing detailed climate change strategies. As a participant in the Carbon Disclosure Project, the Company has publicly provided detailed responses to a standard questionnaire regarding greenhouse gas emissions. The Company's responses, which are publicly available on the Carbon Disclosure Project website at www.cdproject.net, and are attached as Attachment C, include the Company's positions on adopting a formal emissions reduction plan and calculating emissions reduction targets. *See* Question 3, Spectra Energy Corp Response to Carbon Disclosure Project (CDP6) Questionnaire. As made clear in those responses, the Company currently is engaged in a process to determine if an internal corporate target might add value to its approach in meeting emerging regulatory requirements.

The Proposal is Excludable under Rule 14a-8

Rule 14a-8(i)(10) permits the Company to exclude a stockholder proposal if the Company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...." *See* Exchange Act Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules the Commission indicated:

> In the past the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented" by the issuer. While the new interpretative position will add more subjectivity to the application of the provision the Commission has determined that the previous formalistic application of this provision defeated its purpose. Exchange Act Release No. 20091, at § II.E.6 (Aug. 16, 1983).

The 1998 amendments to the proxy rules which among other things implemented the current Rule 14a-8(i)(10) reaffirmed this position *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (Mar 28, 1991); *see also* Exchange Act Release No. 34-20091 (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer.'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). All that is required is that the company has in place policies and procedures relating to the subject matter of the proposal. Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's underlying concerns. *See Masco Corporation* (Mar. 29, 1999).

Through its detailed and quantitative disclosure and analyses concerning greenhouse gas emissions included in the Sustainability Report and responses to the Carbon Disclosure Project, the Company has substantially implemented the Proposal. As disclosed in the Sustainability Report and responses to the Carbon Disclosure Project, each of which is publicly available, the Company has developed a baseline quantitative evaluation of its greenhouse gas emissions and is evaluating future actions, including reduction plans, based on this baseline and on the trends that will emerge from future greenhouse gas reports. Furthermore, the Company has reported its intention to evaluate whether such quantitative goals will be beneficial to the Company, its methods in conducting such evaluations, and its intent to continue to report on such issues to its shareholders in future Sustainability Reports. As such, consistent with the Proposal, the substantive actions and disclosures the Proposal seeks in the form of a report already have been delivered to shareholders and/or otherwise made publicly available. Thus, the Proposal has been substantially implemented. Similar requests have been granted when the company could demonstrate that it already had taken action to address the essential objectives of a stockholder proposal. *Exxon Mobil Corp* (Mar. 23, 2007) (proposal requesting a report on company response to rising regulatory, competitive and public pressure to develop renewable energy technologies); *Exxon Mobil Corp* (Mar. 17, 2006) (proposal requesting that company establish policies designed to make it an industry leader in reducing greenhouse gases and develop future reduction technologies); *see also Honeywell International Inc.* (Feb. 21, 2007) (proposal requesting sustainability report); *ConAgra Foods, Inc.* (Jul. 3, 2006)(same); *Honeywell International Inc.* (Feb. 21, 2006) (same); *Raytheon Co.* (Jan. 25, 2006) (same).

Conclusion

For the foregoing reasons, we respectfully request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its 2009 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2009 Proxy Materials is respectfully requested.

Should you have any questions regarding this matter or require any additional information, please contact the undersigned at 713.627.5385 or at the email address listed below.

Sincerely,

Philip T. Warman
Associate General Counsel
Spectra Energy Corp
ptwarman@spectraenergy.com

CALSTRS

HOW WILL YOU SPEND YOUR FUTURE?

California State Teachers'
Retirement System
Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826
(916) 229-3723 Fax (916) 229-0502
cailman@calstrs.com

November 19, 2008

William S. Garner Jr., Corporate Secretary
Spectra Energy Corp.
5400 Westheimer Court
Houston, TX 77056

Dear Mr. Garner:

Enclosed, please find the CalSTRS shareholder proposal calling for Spectra Energy to report to shareholders on the Company's climate change responses, our supporting statement, and our ownership verification letter from our custodian, State Street Bank. We are submitting this proposal to you for inclusion in the next proxy statement pursuant to Rule 14a-8 under the Securities exchange Act of 1934.

CalSTRS is the beneficial owner of more than $2,000 in market value of the company's stock and have held such stock continuously for over one year. Furthermore, CalSTRS intends to continue to hold the company's stock through the date of the 2009 annual meeting.

Please feel free to contact Janice Hester-Amey at (916) 229-3710 to discuss the contents of the proposal.

Sincerely,

Christopher Ailman
Chief Investment Officer

Enclosures

cc: Paul M. Anderson, Chairman of the Board
Fred J. Fowler, President and Chief Executive Officer

STATE STREET

For Everything You Invest In™

November 17, 2008

Janice Hester-Amey
Portfolio Manager
State Teachers' Retirement System
7667 Folsom Boulevard
Sacramento, CA 95826

RE: State Teachers' Retirement System

Dear Janice:

We hereby certify as Master Custodian that the attached transaction ledger is as true and accurate reflection of Spectra Energy. (Cusip#847560109). CalSTRS held the following shares of Spectra Energy continuously for at least one year as of November 17, 2008.

Cusip#	Position as of	Fund #	# of Shares
847560109	11/17/08	TCC7	4,000
		TC0A	82,250
		TC0B	2,740
		TC0E	20,830
		TC0Q	835,624
		TC0U	1,034,556
		TC1J	9,200
		TC0U	714,349
		TC2H	93,500
		TC22	2,455,160
		Total	**4,537,860**

Sincerely,

Sylvia Quayle
Operations Manager

WHEREAS:

The American Geophysical Union, the world's largest organization of earth, ocean and climate scientists, states that it is now "virtually certain" that global warming is caused by emissions of greenhouse gases (GHG) and that the warming will continue.

The Intergovernmental Panel on Climate Change concluded that warming of the climate system is unequivocal and that human activity is the main cause. Regulations addressing GHG emissions already exist in 28 states and Congress is presently debating the best way to address the problem.

The 2006 Stern Review on the Economics of Climate Change, lead by the former chief economist at the World Bank, "... estimates that if we don't act, the overall (worldwide) costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever."

Analysts at firms such as Goldman Sachs, McKinsey and JPMorgan Chase have publicly recognized the possible financial implications of climate change and have raised concerns about companies that do not adequately disclose them.

Spectra Energy, Inc., directly, or as General Partner in Spectra Energy Partners L.P., owns and operates over 13,500 miles of natural gas pipelines in the U.S. Most are interstate pipelines regulated by the Federal Energy Regulatory Commission. Spectra Energy's 50% owned joint venture DCP Midstream L.P. operates over 1,000 miles of intrastate natural gas pipelines in Texas.

Unaccounted for line loss of natural gas from interstate and intrastate pipelines and gathering systems may be a significant source of raw methane emissions into the surrounding soils and the atmosphere. While standard industry practice is to cap the allowable amount of unaccounted for or lost natural gas (LUG) in interstate pipelines at 1.5%, some states, including Texas (the largest producer and consumer of natural gas among the states) have no cap. Natural gas producers in Texas have seen LUG claims as high as 20% with the average around 10% to 12%.

As natural gas contains over 95% methane, a greenhouse gas more than 20 times more effective in trapping heat in the atmosphere than carbon dioxide, and those kinds of losses may have a significant and negative impact on the environment and could have a significant impact on the health and safety of local residents and pipeline employees.

RESOLVED:

Shareholders request that the Board of Directors prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations; and that the company should submit this report to shareholders by December 31, 2009. Such a report will omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy.